Exhibit 99.1

Swvl Regains Compliance with Nasdaq Minimum Bid Price Rule

Dubai, United Arab Emirates – February 9, 2023 – Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a global provider of transformative tech-enabled mass transit solutions, today announced that it has received a letter from The Nasdaq Stock Market LLC ("Nasdaq") informing Swvl that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1), for continued listing on The Nasdaq Stock Market, and the matter of previous non-compliance is now closed.

Swvl was previously notified by Nasdaq on November 1, 2022, that it was not in compliance with the minimum bid price rule because its ordinary shares failed to meet the closing bid price of $1.00 or more for 30 consecutive business days, as required by the Nasdaq Listing Rules. To regain compliance with the bid price, the Company was required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive trading days. This requirement was met on February 8, 2023, the tenth consecutive trading day of Swvl’s ordinary share bid price closing above $1.00.

About Swvl

Swvl is a global provider of transformative tech-enabled mass transit solutions, offering intercity, intracity, B2B and B2G transportation. The Company’s platform provides complimentary semi-private alternatives to public transportation for individuals who cannot access or afford private options. Every day, Swvl’s parallel mass transit systems are empowering individuals to go where they want, when they want – making mobility safer, more efficient, accessible, and environmentally friendly. Customers can book their rides on an easy-to-use proprietary app with varied payment options and access to high-quality private buses and vans.

For additional information about Swvl, please visit www.swvl.com.

Contact

Investor.relations@swvl.com